EXHIBIT 99.12

CONSENT OF CARLOS GUZMAN

Reference is made to the technical report entitled “Caspiche Project, Copiapo, Chile, NI 43-101 Technical Report Caspiche Pre-Feasibility Study” dated January 16, 2012, which contains certain scientific and technical information related to the Caspiche property of Exeter Resource Corporation (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

Dated this 1st day of April, 2013.

/s/ Carlos Guzman
Name: Carlos Guzman, Mining Eng. FAusIMM, RM Chilean Mining Commission